Michael E. Tenta	VIA EDGAR
(650) 843-5636
mtenta@cooley.com

August 11, 2008

Securities and Exchange Commission
Attention:	Kathleen Collins
Mark Shuman
Evan Jacobson
Kari Jin
100 F Street, N.E.
Washington, D.C. 20549

Re:	Procera Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2007
File No. 1-33691

Ladies and Gentlemen:

On behalf of Procera Networks, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated June 23, 2008 (the “Letter”), with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-K/A for Fiscal Year Ended December 31, 2007.

By this letter, we request that the Company be granted a third extension of time to provide a response to the Staff’s Letter (the “Response”). The Company respectfully advises the Staff that it is working diligently with internal accounting personnel and its independent accounting firm to prepare the Response.  The preparation of the Company’s quarterly report on Form 10-Q for the second quarter and related earnings announcement, which requires a significant time commitment by the Company’s accounting staff, compounded by staffing shortages, has in part contributed to the delay.

The Company advises the Staff that it hopes to provide the Response to the Staff on or before September 2, 2008 and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to call me at (650) 843-5636 if you have any questions or would like any additional information regarding this matter.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Sincerely,

Cooley Godward Kronish LLP

By:	/s/ Michael E. Tenta
Michael E. Tenta

cc:	James F. Brear – Procera Networks, Inc.
Thomas H. Williams – Procera Networks, Inc.
Eric C. Jensen - Cooley Godward Kronish LLP